February 8, 2013

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Mark P. Shuman

Branch Chief - Legal

Re: 800 Commerce, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed December 7, 2012

File No. 333-184459

Dear Mr. Shuman:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated December 26, 2012, with respect to the above-referenced filing. Amendment No. 2 to Registration Statement on Form S-1/A of 800 Commerce, Inc., a Florida corporation (the “Company”), incorporates our responses to your comments. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on section 5(d) of the securities act, whether or not they retain copies of the communication. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response 1: To our knowledge there have not been any research reports published or distributed by any broker or dealer. Neither the Company nor anyone acting on our behalf including any broker or dealers has made any presentations or communications to potential investors.

Inside Cover Page

2.	Move the two sections that precede the table of contents to a portion of the prospectus that is not subject to Rule 421(d). The table of contents should immediately follow the cover page and should be the only disclosure between the cover page and the prospectus summary.

Response 2: We have eliminated the first section that preceded the table of contents, as a similar disclosure is included in the first paragraph in the prospectus summary section. We have eliminated the second section that preceded the table of contents, as a similar disclosure is included in the paragraph “Intent to Become a Public Reporting Company”, immediately prior to “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Accordingly, the table of contents immediately follows the cover page and is the only disclosure between the cover page and the prospectus summary.

Prospectus Summary, Page 5

3.	Please expand the second paragraph to identify which of the listed activities are businesses in which you currently actively engage and from which you received revenues in the most recent period. To the extent that any of the listed businesses represent aspirational goals, clarify that you have not yet developed a product or do not currently offer a service in such an area. Also, expand the paragraph to discuss the relative contribution of the various business activities from which you have received revenues.

Response 3: We have expanded the disclosure in the Prospectus summary pursuant to your comment.

4.	In the paragraph referring to the proposed spinoff, please state the percentage of your outstanding securities that will be distributed by Mediswipe in the transaction.

Response 4: We have revised the second full paragraph on page 6.

Risk Factors

“We are an ‘emerging growth company,’ and the reduced disclosure….” Page 7

5.	Please state your election under Section 107(b) of the JOBS Act:
·	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(b), include a statement that the election is irrevocable; or
·	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response 5: We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) and have provided a similar statement in our critical accounting policy disclosures on page 24 and have amended the first paragraph of the second risk factor on page 7 and added new risk factor on page 8.

“We will incur increased costs as a result of being a public company…,” page 8

6.	We note your response to our prior comment 1 and your new disclosure that you are an emerging growth company. Please delete your statement that you are “uncertain” whether the JOBS Act will apply to you.

Response 6: We have deleted the statement.

7.	You did not describe a disclosure accommodation available to emerging growth companies and smaller reporting company that delays the first required evaluation by management of the effectiveness over internal controls over financial reporting as well as its report in that respect until the filer’s second annual report. In your response letter please tell us the basis for your belief that you need not discuss this relaxed disclosure requirement.

Response 7: We have amended our risk factor on pages 7 and 8 regarding being an “emerging growth company”.

“Certain of our officers and directors are affiliated with Mediswipe…,” page 8

8.	We note your response to prior comment 12. Please discuss whether Florida courts have upheld the validity of similar provisions in articles of incorporation that limit or eliminate application of the doctrine of corporate opportunities, particularly in the context of initial purchasers in securities offerings, as well as subsequent purchasers.

Response 8: We have reviewed your comment and have eliminated this section. Based upon management’s review of the business plans of 800 Commerce and MediSwipe, we have determined that there is not a conflict of interest related to any officers and directors that may serve in the same capacity for us and MediSwipe.

Plan of Distribution

Background and reason for the Distribution

Overview, page 12

9.	Please add disclosure consistent with your response to prior comment 5.

Response 9: We have added a second paragraph under “Overview” on page 11 adding the disclosure consistent with our response to prior comment 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the nine months ended September 30, 2012 compared to September 30, 2011

Results of Operations, page 16

10.	We note your response to prior comment 7. Please discuss why your revenues quadrupled in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. Disclose in quantified terms the extent to which the change in revenues was attributable to changes in volumes and changes in prices. Explain why you anticipate minimum monthly revenue of $21,000 per month under the Assignment Agreement. In preparing your response, please refer to Item 10(b) of Regulation S-K, and expand the text accompanying the revenue projection accordingly. In addition, provide a more detailed explanation of the costs associated with the Assignment Agreement. Discuss whether you expect stock-based compensation expenses in future periods to be consistent with those disclosed for the nine months ended September 30, 2012. See item 303(b) of Regulation S-K.

Response 10: We have revised the Results of Operations disclosure on pages 19 and 20 pursuant to your comment.

Liquidity and Capital Resources, page 16

11.	We note your response to prior comments 8 and 9. Please provide a more specific discussion of your short term needs for capital, such as expected expenses associated with launching and promoting www.my800doctor.com and www.my800lawyer.com, as well as how you will manage your business if you do not have an increase in customers or if you are unable to raise additional capital through the sale of securities. Please supplement your disclosure regarding the adequacy of your capital resources for the next six months to state in quantified terms your estimated capital needs for an additional six months. In addition, as previously requested, please discuss how and when you plan to repay the amounts owed to MediSwipe. See Item 303(b) of Regulation S-K.

Response 11: We have revised the Liquidity and Capital Resources disclosure on pages 20 and 21 pursuant to your comment.

For the year ended December 31, 2011 compared to period from February 10, 201 (inception) to December 31, 2010

Results of Operations

Operating Expenses, page 17

12.	Please discuss why your salaries and management fees materially increased during the year ended December 31, 2011. See item 303(1) of Regulation S-K.

Response 12: We have added to the disclosure under “Operating Expenses” on page 22 pursuant to your comment.

.

Net Loss, page 17

13.	Please discuss why your net loss materially increased during the year ended December 31, 2011. See Item 303(a) of Regulation S-K.

Response 13: We have added to the disclosure under “Net Loss” on page 22 pursuant to your comment.

Our Business, page 21

14.	We note your response to prior comment 11. Throughout this section, disclose whether each referenced product is currently operational and how you monetize such products. For your planned products and services, discuss their current stage of development, as well as additional steps necessary for you to transform them from plans to marketable products. For example, discuss any additional steps you need to take in order to monetize My800doctor.com. In addition, as previously requested, more specifically address the steps you plan to take in the short term and long term to implement and fund your business model, specifically addressing your recurring and increasing operating losses.

Response 14: We have revised “Our Business” disclosures beginning on page 28 pursuant to your comment.

15.	Notwithstanding your response to prior comment 13, you do not appear to have provided us with copies of the relevant portions of the industry research reports you cite, clearly marked to highlight the applicable portion or section containing the statistic, and cross-referenced to the appropriate location in your prospectus.

Response 15: We have separately mailed to you the copies of materials used that were cited, marked to highlight the applicable portion or section containing the cited information and cross-referenced to the appropriate location in the prospectus.

16.	Please provide tangible support for your claim in the fourth paragraph of this section that medical clients will “receive double the services for less cost than (y)our competitors,” or delete.

Response 16: We have deleted the statement and revised the “My800doctor.com” disclosure on page 29 pursuant to your comment.

17.	On page F-10, you disclose approximately 70% of your revenues are received from one of your merchant service providers. Please provide a materially complete discussion of your terms of business with this provider and add related risk factor disclosure.

Response 17: The merchant service provider that accounted for approximately 70% of our business is Payventures, LLC (“PV”). A materially complete discussion regarding our terms of business with this provider has been disclosed in the first four paragraphs under “Agreements” on pages 35 and 36. We have added a related risk factor disclosure on page 12.

18.	Address the potential risks to your business model posed by the fact that most mobile phone users pay to send and receive text messages. Add related risk factor disclosure, if material.

Response 18: We do not believe that the fact that mobile phone users pay to send and receive text messages is a significant risk to our business. Texting is a well-developed industry and we believe if a mobile phone user is interested in the services we provide they will send and receive text messages to utilize our services. However, we have added a disclosure in risk factors “RISKS RELATED TO OUR BUSINESS” regarding The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act on page 12.

Company Strategy, page 21

19.	With respect to prior comment 14, please provide a basis for your statement that your platforms are “more advanced than” technologies offered by your competitors and provide you with a significant competitive advantage. In addition, explain the basis of the competitive advantage.

Response 19: We have revised our “Company Strategy” disclosure beginning on page 31.

Industry Background, page 22

20.	Please revise your statement that you seek to create the “purest play” in mobile marketing to clarify that you solely plan to focus on mobile marketing.

Response 20: We have revised our “Industry Background” disclosures beginning on page 32 pursuant to your comment.

21.	We note your response to prior comment 17. The additional statistics do not appear to provide a basis for your claim that mobile marketing “will swell at a pace far greater than the growth of mobile handsets and eventually exceed the number of desktop computers.” Please revise.

Response 21: We have revised our “Industry Background” disclosures beginning on page 32 pursuant to your comment.

22.	This section includes various general statistics regarding mobile advertising and text messaging. As you note on page 25, however, you serve as a niche market. For example, but without limitation, it appears that you do not currently operate in any geographic market other than the United States. In that regard, it is unclear why you have included a chart detailing projected mobile advertising revenue by worldwide region and global statistics. In addition, you state that revenue from mobile text messaging will rise to almost $12 billion in 2016 and that rise can be attributed to the relatively low number of businesses who have implemented text messaging in the past. It is unclear why this estimated increase in revenue from mobile text messages is not due to cellular customers sending more text messages or cellular providers increase the prices they charge to send text messages. Please delete statistics that are not directly relevant to your niche market or do not portray your position in such niche market, or revise to explain in reasonable detail how and why such information is of significance to your company and investors.

Response 22: Pursuant to your comment we have revised our “Industry Background” disclosures beginning on page 32 and have deleted the chart detailing projected mobile advertising by worldwide region.

Sales and Marketing strategy, page 24

23.	Please provide a basis for your belief that the nature of your direct response advertising and marketing campaigns “will yield a strong correlation” between your level of spending on sales and marketing and your revenue.

Response 23: We have revised our “Sales and Marketing Strategy” disclosure on page 33.

Who Owns Our Common Stock, page 33

24.	Your revised disclosure in response to prior comment 23 solely discloses who has voting power over the shares owned by Marketbyte and MediSwipe. As previously requested, please also disclose who has investment power.

Response 24: We have revised the “Who Owns Our Common Stock” disclosure beginning on page 42 pursuant to your comment.

25.	With respect to your response to prior comment 24, it appears that the convertible promissory note is convertible at any time, including within the next 60 days. As such, please explain to us why your beneficial ownership disclosure for Mr. Climes does not include any shares associated with the convertible promissory note. If you have omitted these shares due to conversion limitation contained in Section 2(i) of the convertible promissory note, please add footnote disclosure explaining the limitation and quantifying the number of shares excluding from disclosure for such reason..

Response 25: We have revised the Beneficial Ownership Table and disclosure on pages 43 and 44 and added additional disclosure in “Convertible Note Payable” section on pages 44 and 45.

Related Party Transactions, page 34

26.	In your response letter, describe MediSwipe’s founding and organization of 800 Commerce, including how you determined that Messrs. Friedman and Hollander did not directly or indirectly participate in the founding and organization of 800 Commerce.

Response 26: 800 Commerce was formed in February 2010. At the time it was formed Mediswipe was known as Commerce Online, Inc. (“COI”). COI was in the process of a name change to Cannabis Medical Solutions, Inc. (CMSI”), completed and filed with the Secretary of State of Delaware on March 4, 2010. COI had various contracts and relationships with third parties. Upon learning of the name change to occur from COI to CMSI, the third parties requested their contracts not be with CMSI, and 800 Commerce was formed. 800 Commerce was initially formed to provide merchant servicing processing to all non-medical clients, including e-commerce, retail and bricks and mortar businesses. CMSI business model was to provide merchant processing services for the medical industry, including dispensaries. CMSI acquired 800 Commerce in March 2010.

In conclusion, 800 Commerce was formed to disassociate itself from the medical marijuana name of CMSI, particularly since it operated in an entirely different market.   This was a decision mandated by the customers of COI.  The decision was taken by the entire Board of Directors of COI (later known as MediSwipe) and by the majority shareholders of Mediswipe. Accordingly, upon further review and analysis, Mr. Friedman did participate in the founding of 800 Commerce; however Mr. Hollander did not, as he didn’t become involved with the Company or Mediswipe until April 2011.

Management Fees, page 34

27.	We note your response to prior comment 28, and that you have deleted your disclosure regarding payments to First Level Capital, LLC, a company controlled by your CEO. Please advise or revise.

Response 27: We have amended the disclosure under “Management Fees” on page 44.

We acknowledge that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

B. Michael Friedman,

President

cc: Harold H. Martin, Esq.

Martin & Pritchett, P.A.